Exhibit 99.1

Quoin Pharmaceuticals Completes Merger and Will Commence Trading on Nasdaq Capital Market under Ticker Symbol “QNRX”

Concomitant Investment from Altium Capital Secured

Ashburn, VA, October 28 , 2021 -- Quoin Pharmaceuticals, Ltd., (NASDAQ: QNRX) (the “Company”), a specialty pharmaceutical company focused on rare and orphan diseases, today announced the closing of its previously announced strategic merger with Cellect Biotechnology Ltd. Cellect concurrently completed the sale of the Company’s subsidiary, Cellect Biotherapeutics Ltd, to EnCellX, Inc., a privately held company based in San Diego, CA. Following the completion of the Merger, the Company was renamed Quoin Pharmaceuticals, Ltd., and will begin trading on the Nasdaq Capital Market under the symbol “QNRX” at the open of the market on October 29, 2021.

Immediately prior to the merger, Quoin completed a private placement financing that will result in gross proceeds of new cash of up to $21.5 million under the terms of the securities purchase agreement previously announced with Altium Capital, a healthcare-focused investment fund in March 2021. This funding is supplemental to the $5.0 million previously received from Altium this year.

“We’re excited to have completed this important milestone in Quoin’s development,” said Dr. Michael Myers, Chief Executive Officer of Quoin Pharmaceuticals. “We intend to use the proceeds from this financing to advance our innovative product pipeline as we continue to focus on addressing the unmet medical needs of the underserved rare disease communities that we’re targeting. With the ongoing support of our existing investors, and now with access to the capital markets, our key priority remains to rapidly progress the development our lead clinical assets.”

Pursuant to the merger, all of Quoin’s outstanding shares were converted into the Company’s common stock. Cellect shareholders retained approximately 25% of the combined shares prior to the private placement while the shareholders of Quoin received shares of Cellect common stock representing approximately 75% of the pre-investment number of shares.

A Report of Foreign Issuer on Form 6-K containing more detailed information regarding the closing of the merger transaction and the closing of the Company’s financing will be filed with the Securities and Exchange Commission. Additional details of the merger and financing were disclosed in the Company’s Reports of Foreign Issuer on Form 6-K filed with the Securities and Exchange Commission on March 24, 2021 and September 17, 2021.

The acquisition of Cellect Biotherapeutics Ltd. by EnCellX, a San-Diego, CA based biotechnology company led by Adi Mohanty, includes ApoGraft and the related technology. EnCellX intends to further develop the technology for a broad range of immune optimization indications.

JMP Securities acted as exclusive advisor to Quoin Pharmaceuticals for the transaction.

About Quoin Pharmaceuticals, Ltd.

Founded in 2018 as Quoin Pharmaceuticals Inc. by Michael Myers Ph.D. and Denise Carter, Quoin is an emerging specialty pharmaceutical company focused on developing and commercializing therapeutic products that treat rare and orphan diseases. We are committed to addressing unmet medical needs for patients, their families, communities and care teams. Quoin’s innovative pipeline comprises three products that collectively have the potential to target a broad number of rare and orphan indications, including Netherton Syndrome, Peeling Skin Syndrome, Palmoplantar Keratoderma, Epidermolysis Bullosa and others. For more information, go to: www.quoinpharma.com

Cautionary Note Regarding Forward Looking Statements

The Company cautions that statements in this press release that are not a description of historical fact are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words referencing future events or circumstances such as “expect,” “intend,” “plan,” “anticipate,” “believe,” and “will,” among others. Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon the Company’s current expectations and involve assumptions that may never materialize or may prove to be incorrect. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of various risks and uncertainties. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” included in the Company’s Annual Report on Form 20-F filed with the SEC on March 29, 2021 and in other filings the Company has made and may make with the SEC in the future. One should not place undue reliance on these forward-looking statements, which speak only as of the date on which they were made. Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. The Company undertakes no obligation to update such statements to reflect events that occur or circumstances that exist after the date on which they were made, except as may be required by law.

For further information, contact:

Quoin Pharmaceuticals, Ltd.

Michael Myers, Ph.D., CEO

mmyers@quoinpharma.com

Investor Relations

PCG Advisory
Jeff Ramson

jramson@pcgadvisory.com

(646) 863-6341